                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934



                             United Auto Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                Voting Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   909440 10 9
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                              Philip N. Smith, Jr.
                       Trace International Holdings, Inc.
                           375 Park Avenue, 11th Floor
                            New York, New York 10152
                                 (212) 230-0400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)






                                  June 18, 1997
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

           If the  filing  person has  previously  filed a  statement  on
  Schedule  13G to report the  acquisition  which is the  subject of this
  Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following:

                                  SCHEDULE 13D

---- ---------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Marshall S. Cogan                                     I.D. #
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                            (b) [X]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     PF
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                [ ]

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         128,700 shares
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             1,000 shares
  OWNED BY
    EACH       --------- -------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         128,700 shares
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         1,000 shares
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     129,700 shares
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 [X]
---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.7%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---- ---------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Trace Auto Holdings, Inc.                        I.D. #
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                          (b) [X]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                     [ ]

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
----- -------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             0 shares
  OWNED BY
    EACH       --------- -------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         0 shares
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0 shares
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     0 shares
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 [ ]
---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---- ---------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Trace International Holdings, Inc.           I.D. #58-1080969
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                             (b) [X]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC, BK
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                [ ]

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
----- -------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         3,976,490 shares
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             0 shares
  OWNED BY
    EACH       --------- -------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         3,976,490 shares
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0 shares
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     3,976,490 shares
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 [ ]
---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.8%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC, CO
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") on behalf of Trace International Holdings, Inc. ("Trace International"), Trace Auto Holdings, Inc. ("Trace Auto") and Marshall S. Cogan ("Mr. Cogan" and, together with Trace International and Trace Auto, the "Filing Persons") and relates to the voting common stock, par value $0.0001 per share (the "Common Stock"), of United Auto Group, Inc., a Delaware corporation (the "Company" or "UAG"). This Amendment No. 1 amends the Schedule 13D filed by Mr. Cogan on April 2, 1997. Trace International and Trace Auto jointly filed a Schedule 13G relating to the Common Stock on February 13, 1997 (as amended on April 2, 1997) but, having acquired additional shares of Common Stock subsequent to the Common Stock's registration under Section 12 of the Exchange Act, hereby join Mr. Cogan in the filing of this Amendment No. 1. Trace Auto, having transferred all its shares of Common Stock to Trace International, hereby joins the filing of this Amendment No. 1 solely for the purpose of Item 5(e).

Item 2.  Identity and Background.

         Item 2 is hereby amended and restated to read as follows:

         (a)     This statement is filed by the Filing Persons.

         (b) The business address of the Filings Persons is 375 Park Avenue, 11th Floor, New York, New York 10152.

         (c) Mr. Cogan's principal occupation is Chairman of the Board, Chief Executive Officer and President of the Company and Chairman of the Board and Chief Executive Officer of Trace International.

         (d) Neither Mr. Cogan nor any director or executive officer of Trace Auto and Trace International has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) Neither Mr. Cogan nor any director or executive officer of Trace Auto and Trace International has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Trace International and Trace Auto are Delaware corporations. Mr. Cogan is a U.S. citizen. Attached and incorporated herein by reference is
Schedule 2(c), which sets forth certain information relating to the executive officers and directors of Trace International and Trace Auto.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and supplemented by adding the following:

         On August 15, 1997, Trace International entered into a Margin Loan Credit Agreement (the "Margin Loan Agreement") with The Bank of Nova Scotia (the "Bank"), the form of which is attached hereto as Exhibit 2 and is incorporated herein by reference. Pursuant to the terms of the Margin Loan Agreement, Trace International may obtain term loans in an aggregate principal amount of $7,500,000

(the "Tranche A Loans") and term loans in an aggregate principal amount of $8,750,000 (the "Tranche B Loans," and together with the Tranche A Loans, the "Bank Loan"). Trace International may use up to $15 million of the Bank Loan for the purpose of buying Common Stock and/or common stock of Foamex International, Inc. (the "FII Stock"), provided, however, that until the termination of certain restrictions against pledging the Common Stock held by Trace International (the "UAG Pledge Event"), Trace International may not use more than $10 million of the proceeds of the Bank Loan to purchase Common Stock and no such purchase may be made after October 31, 1997.

         Pursuant to the terms of a Pledge Agreement, the form of which is attached hereto as Exhibit 3 and incorporated herein by reference, Tranche A is secured by a first lien on all shares of Common Stock acquired after the occurrence of the UAG Pledge Event and all shares of FII Stock (the "Pledged Shares") purchased with the proceeds of the Bank Loan and Tranche B is secured by a second lien on the Pledged Shares. Pursuant to the terms of a Security Agreement, the form of which is attached hereto as Exhibit 4 and incorporated herein by reference, Tranche B is secured by a first lien on the payments due (the "Management Fee") under the 21 Foam Management Agreement, dated as of October 13, 1992, as amended, between Foamex, L.P. and Trace Foam Company, Inc. and Tranche A is secured by a second lien on the Management Fee.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended and restated as follows:

         The Common Stock was purchased for investment. Trace International, through its ownership of Common Stock, and Mr. Cogan, through his positions at Trace International and the Company, control the management of the Company. The Filing Persons intend to review on a continuing basis their investment in the shares and take such actions with respect to their investment as they deem appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, purchasing additional shares of Common Stock with the proceeds of the Margin Loan Credit Agreement or otherwise, discussing with Company management or other significant holders of the Common Stock matters related to the Company, including but not limited to, means of enhancing shareholder value. The Filing Persons could also determine to dispose of their shares, in whole or in part, at any time. Any such decision would be based on an assessment by the Filing Persons of a number of different factors, including, without limitation, the business, prospects and affairs of the Company, the market for the Common Stock, the condition of the securities markets, general economic and industry conditions and other opportunities available to the Filing Persons. Any purchases or dispositions of shares may be effected through open market purchases or other types of transactions. The Filing Persons expect that, upon the occurrence of the UAG Pledge Event, all or a portion of the shares of Common Stock owned by Trace International will be pledged to its lenders.

         Except as set forth above, the Filing Persons do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item     5. Interest in Securities of the Issuer.

         Item 5 is hereby  amended and restated to read as follows:

         (a) The information given in this Amendment No. 1 is based on 18,239,992 shares of outstanding Common Stock as of August 6,

1997, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997. Mr. Cogan owns beneficially (as that term is defined in Rule 13d-3) 129,700 shares, including options to purchase 25,000 shares of Common Stock which will vest within 60 days, which represents 0.7% of the outstanding Common Stock. Trace International owns beneficially (as that term is defined in Rule 13d-3) 3,976,490 shares, which represents 21.8% of the outstanding Common Stock.

         The beneficial ownership of other executive officers and directors of Trace International and Trace Auto is set forth below:

Exec. Officers & Dirs.        Number of Shares Owned*      Percentage of Class


 Directors

Saul S. Sherman                         0                           0
Frederick Marcus                        0                           0
Andrea Farace                         20,400                      0.10
Robert H. Nelson                      24,400                      0.10
Barry Zimmerman                       3,000                       0.02
Philip N. Smith, Jr.                  7,000                       0.04
Karl H. Winters                       1,000                         0
David E. Bright                         0                           0

--------------

* Includes shares issuable upon exercise of options as follows: Farace, 20,400 shares; Nelson, 20,400 shares; Smith, 2,000 shares.


        (b) Mr. Cogan has sole power to vote and to direct the disposition of 128,700 shares. Mr. Cogan has shared voting and dispositive power over the 1,000 shares owned by his wife. Mr. Cogan expressly disclaims beneficial ownership of any of the shares of Common Stock owned by his wife.

         Mrs. Cogan's residence address is 810 Fifth Avenue, New York, New York 11021. Mrs. Cogan is Chairman of Art & Auction magazine. Mrs. Cogan has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Cogan is a U.S. citizen.

         Mr. Cogan is Chairman of the Board and Chief Executive Officer of Trace International and owns or has control over capital stock of Trace International representing a majority of the voting interest. Mr. Cogan, by virtue of his control position at Trace International, may be deemed to own beneficially (as that term is defined in Rule 13d-3) the shares of Common Stock owned by Trace International. Mr. Cogan expressly disclaims beneficial ownership of any of the shares of Common Stock owned by Trace International.

         Each executive  officer and director of Trace  International  listed in
Item 5(a) has sole voting and dispositive power with respect to the shares of Common Stock listed opposite his name.

          (c)  Set  forth  below  is  a  schedule  of   transactions   by  Trace
International in the Common Stock within the past 60 days.

   Date                   Shares Purchased (#)          Price ($)

June 18, 1997                   15,000                   19-3/4
June 18, 1997                    8,000                   19-5/8
August 12, 1997                 20,000                   22-1/4
August 13, 1997                  5,525                   22-3/16
August 14, 1997                  4,300                   22-3/8
August 15, 1997                  7,700                   22.0024
August 18, 1997                  7,688                   21.8694
August 19, 1997                 38,800                   21.5000
August 20, 1997                  5,300                   21.9941
August 20, 1997                308,321                   21.0000
August 21, 1997                  2,500                   22.2225
August 22, 1997                  5,700                   22-1/4
August 25, 1997                  8,000                   22-1/4
August 26, 1997                  8,500                   22.9706


All such transactions were effected on the open market, except for the transaction on August 20, 1997 for 308,321 shares, which was a privately negotiated purchase.

         None of Trace Auto, Mr. Cogan or, to the knowledge of the Filing Persons, any of the other executive officers or directors of Trace International or Trace Auto, engaged in any such transactions within the past 60 days.

         (d)      Not applicable.

         (e) Trace Auto ceased to be the beneficial owner of more than 5% of the Common Stock on January 23, 1997.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 is hereby amended and supplemented by adding the following:

         See Item 3 for a description of the Margin Loan Credit Agreement. Pursuant to the Margin Loan Credit Agreement, if a UAG Pledge Event has not occurred on or prior to February 28, 1998, Trace International shall, on or prior to April 30, 1998, sell the Common Stock purchased with the proceeds of the Bank Loan.

         Pursuant to the terms of the Pledge Agreement, dated August 15, 1997, between Trace International and the Bank, Trace International pledged to the Bank all shares of Common Stock and FII Stock, following the occurrence of the UAG Pledge Event, to be purchased with the proceeds of the Bank Loan. The Pledge Agreement provides that as long as there is no event of default with regard to the obligations of Trace International to the Bank, Trace International is generally entitled to exercise all voting rights allocated to the Pledged Shares, provided that no such exercise of voting rights shall impair the value of the Pledged Shares or violate any provision of the Margin Loan Agreement or accompanying loan documents. The Pledge Agreement further provides that as long as there is no such event of default or potential event of default relating to voluntary bankruptcy, involuntary bankruptcy or the appointment of a receiver, Trace International is generally entitled to receive all dividends paid in respect of the Pledged Shares, subject to certain exceptions including (i) dividends paid in other than cash and (ii) dividends paid in connection with a liquidation. Any such payments become pledged under the Pledge Agreement. The preceding summary of the Pledge Agreement is qualified in its entirety by reference to such agreement, which is filed as
Exhibit 3 hereto. Shares of Common Stock owned by Trace International are subject to certain restrictions against transfer or pledge, including pursuant to an agreement with American Honda Motor Company, Inc. dated October 4, 1996, the form of which is attached hereto as Exhibit 5 and incorporated herein reference.

Item 7.  Material to be Filed as Exhibits.

EXHIBIT 10.2 Margin Loan Credit Agreement, dated as of August 15, 1997 by and between Trace International Holdings, Inc. and the Bank.

EXHIBIT 10.3 Pledge Agreement, dated as of August 15, 1997 by and between Trace International Holdings, Inc. and the Bank.

EXHIBIT 10.4 Security Agreement, dated as of August 15, 1997 by and between Trace Foam Company, Inc. and the Bank.

EXHIBIT 10.5 Agreement, dated October 4, 1996, among the Company, Trace International, certain other affiliates of the Company and American Honda Motor Co., Inc. (incorporated by reference to
               Exhibit 10.1.14 to the Company's Registration Statement on Form S-1 (Registration No. 333-09429)).

EXHIBIT 99     Joint Filing Agreement among the Filing Persons, dated August 26,
               1997.

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 1997

                              TRACE INTERNATIONAL HOLDINGS, INC.



                              By: /s/ Philip N. Smith, Jr.
                                  Philip N. Smith, Jr.
                                  Senior Vice President, Secretary
                                   and General Counsel



                               TRACE AUTO HOLDINGS, INC.



                                By: /s/ Philip N. Smith, Jr.
                                    Philip N. Smith, Jr.
                                    Vice President, Secretary
                                     and General Counsel




                                /s/ Marshall S. Cogan
                                Marshall S. Cogan

                                                                 SCHEDULE 2(c)


             Executive Officers and Directors of Trace International

         Unless otherwise indicated, the business address of each individual listed below is 375 Park Avenue, 11th Floor, New York, New York 10152. Except for Mr. Farace, who is a citizen of the Italian Republic, each such individual is a U.S. citizen.


Executive Officers     Office Held at Trace International                         Principal Employment and Employer
------------------     ----------------------------------                         ---------------------------------
Marshall S. Cogan      Chairman of the Board and Chief Executive Officer          Trace International and UAG

Saul S. Sherman        Vice Chairman of the Board                                 Unitcrane & Shovel Corp.

Frederick Marcus       Vice Chairman and Senior Managing Director                 Trace International

Andrea Farace          President and Senior Managing Director                     Trace International and
                                                                                  Foamex International Inc.

Robert H. Nelson       Senior Vice President, Chief Operating Officer and Chief   Trace International and
                       Financial Officer                                          UAG

Barry Zimmerman        Senior Vice President and Managing Director                Foamex International Inc.

Philip N. Smith, Jr.   Senior Vice President and General Counsel                  UAG and
                                                                                  Foamex International Inc.

Karl H. Winters        Vice President-Finance and Controller                      Trace International and
                                                                                  UAG

David E. Bright        Vice President, Director of Communications                 Foamex International Inc. and UAG









Directors                              Class of Director               Principal Employment and Employer

Saul S. Sherman                        Class A                         Unitcrane & Shovel Corp.
Unitcrane & Shovel Corp.
676 N. Michigan Avenue
Suite 2920
Chicago, IL  60611

Marshall S. Cogan                      Class B                         Trace International and UAG

Robert H. Nelson                       Class B                         Trace International and UAG

Andrea Farace                          Class B                         Foamex International Inc. and Trace
Foamex International Inc.                                              International
1000 Columbia Avenue
Linwood, PA  19061

Frederick Marcus                       Class B                         Trace International



                 Executive Officers and Directors of Trace Auto



Unless otherwise indicated, the business address of each individual listed below is 375 Park Avenue, 11th Floor, New York, New York 10152. Except for Mr. Farace, who is a citizen of the Italian Republic, each such individual is a U.S. citizen.


                                        Office Held at Trace Auto Holdings,    Principal Employment and
Executive Officers                      Inc.                                   Employer

Marshall S. Cogan                       President                              Trace International and UAG

Robert H. Nelson                        Vice President                         Trace International and UAG

Karl H. Winters                         Vice President and                     Trace International and UAG
                                        Chief Financial Officer

Philip N. Smith, Jr.                    Vice President                         Foamex International Inc. and UAG




Directors                                        Principal Employment and Employer

Andrea Farace                                    Foamex International Inc. and
Foamex International Inc.                        Trace International
1000 Columbia Avenue
Linwood, PA 19061

Robert H. Nelson                                 Trace International and UAG


Marshall S. Cogan                                Trace International and UAG


                                  EXHIBIT INDEX

EXHIBIT 10.2 Margin Loan Credit Agreement, dated as of August 15, 1997 by and between Trace International Holdings, Inc. and the Bank.

EXHIBIT 10.3 Pledge Agreement, dated as of August 15, 1997 by and between Trace International Holdings, Inc. and the Bank.

EXHIBIT 10.4 Security Agreement, dated as of August 15, 1997 by and between Trace Foam Company, Inc. and the Bank.

EXHIBIT 10.5 Agreement, dated October 4, 1996, among the Company, Trace International, certain other affiliates of the Company and American Honda Motor Co., Inc. (incorporated by reference to
              Exhibit 10.1.14 to the Company's Registration Statement on Form S-1 (Registration No. 333-09429)).

EXHIBIT 99    Joint Filing Agreement among the Filing Persons, dated August 26,
              1997.